UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)
                      Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,489,300

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,489,300

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           6,489,300

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.5%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  547,481 (See Item 5)

         8        SHARED VOTING POWER
                    6,489,300

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                    6,489,300

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,036,781 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           20.8%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                    7,036,781 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                    7,036,781 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,036,781 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           20.8%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D
                                (Amendment No. 7)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      13,175

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                      13,175

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      13,175

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        .040%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
                                (Amendment No. 7)

Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Registrants, as amended on October 7, 1998, April 28, 2000, May 16, 2001, May 31, 2001, July 3, 2001 and August 21, 2001, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 314,800 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $4,407,658. The source of funding for the purchase of these Shares was the general working capital of High River.

Item 5.  Interest in Securities of the Issuer

     (a) Assuming conversion of the Notes into 547,481 Shares, Registrants may be deemed to beneficially own, in the aggregate, 7,036,781 Shares representing approximately 20.8% of the Issuer's outstanding Shares (based upon the 33,257,284 Shares stated to be outstanding as of August 13, 2002 by the Issuer in the Issuer's Form 10-Q for the Quarterly Period Ended June 30, 2002, and the Shares to be issued upon conversion of the Notes).

     (b) High River has sole voting power and sole dispositive power with regard to 6,489,300 Shares. Assuming conversion of the Notes into 547,481 Shares, Barberry has sole voting power and sole dispositive power with regard to 547,481 Shares. Barberry has shared voting power and shared dispositive power with regard to 6,489,300 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 7,036,781 Shares. Gail Golden, the spouse of Mr. Icahn, has sole voting power and sole dispositive power with regard to 13,175 Shares.

     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn disclaims beneficial ownership of Shares directly beneficially owned by Ms. Golden.

     (c) The following table sets forth all transactions with respect to the Shares effected by any of the Registrants during the past sixty days. All such transactions were effected in the open market.

Name                       Date       No. of Shares Purchased    Price Per Share

High River                 7/23/02    129,200                            $14.14
High River                 7/24/02     10,000                             13.60
High River                 7/26/02     60,800                             14.86
High River                 8/5/02      15,000                             13.46
High River                 8/7/02       5,600                             13.45
High River                 8/23/02      4,600                             13.44
High River                 8/26/02     65,500                             13.36
High River                 8/27/02     24,100                             13.57

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2002


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP,
         General Partner


         By:      /s/Robert J. Mitchell
                  Name:  Robert J. Mitchell
                  Title: Authorized Signatory


BARBERRY CORP.


By:  /s/Robert J. Mitchell
         Name:  Robert J. Mitchell
         Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

    [Signature Page of Amendment No. 7 to Schedule 13D with respect to Vector
                                  Group Ltd.]